# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HarborOne Bancorp, Inc., CIK 0001769617
CUSIP: 41165Y100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 770 Oak Street, Brockton, Massachusetts (MA), 02301
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-19-047157
Filed by CIK 0001786043

## Reporting persons
- HarborOne Bank Employee Stock Ownership Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 2,910,394; shared voting power 1,501,269; sole dispositive power 4,411,663; shared dispositive power 0; aggregate amount beneficially owned 4,411,663 (10.01% of the class)

## Item 1. Issuer
Name of issuer: HarborOne Bancorp, Inc.
Address of issuer's principal executive offices: 770 Oak Street Brockton, MA, 02301

## Item 2. Person Filing
Name of person filing: HarborOne Bank Employee Stock Ownership Plan Trust
Address of principal business office or, if none, residence:
c/o HarborOne Bancorp, Inc.
770 Oak Street
Brockton, MA 02301
Citizenship: Massachusetts

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: See Page 2, Item 9.
Percent of class: See Page 2, Item 11
Sole power to vote or to direct the vote: See Page 2, Item 5
Shared power to vote or to direct the vote: See Page 2, Item 6
Sole power to dispose or to direct the disposition: See Page 2, Item 7
Shared power to dispose or to direct the disposition: See Page 2, Item 8

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HarborOne Bank Employee Stock Ownership Trust: /s/ Craig Baker, Craig Baker/Trust Officer (02/05/2025)